Exhibit 99.3

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited

As at	September 30	December 31
(United States dollars)	2009	2008

ASSETS
Current
Cash	$3,476,765	$4,161,735
Accounts receivable and prepaid expenses	2,275,490	2,487,361
Inventory (note 12)	3,926,357	3,070,362
	9,678,612	9,719,458
Long-term
Property, plant and equipment (note 6)	10,780,187	11,676,076
Mineral properties (note 3)	7,741,532	7,810,307
Deferred exploration and development costs (note 3)	23,695,792	25,076,511
	42,217,511	44,562,894

	51,896,123	54,282,352

LIABILITIES
Current
Accounts payable and accrued liabilities	3,849,804	3,611,948
Capital lease obligations (note 11)	271,576	570,216
Asset retirement obligation (note 4)	82,324	113,022
	4,203,704	4,295,186
Long-term
Asset retirement obligation (note 4)	1,125,296	1,046,883
	1,125,296	1,046,883

	5,329,000	5,342,069

Commitments and contractual obligations (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 7a)	92,096,677	88,904,501
Contributed surplus (note 7a)	7,696,762	6,631,296
Other Comprehensive Accumulated Deficit	(2,513,078)	(2,513,078)
Deficit	(50,713,238)	(44,082,436)
	46,567,123	48,940,283

	$51,896,123	54,282,352

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Income/(Loss)
Unaudited

	Three month period ended Sep 30				Six month period ended Sep 30

(United States dollars)	2009		2008		2009		2008

Sales - Gold		$2,414,191		$2,142,792		$5,177,751		$7,249,017

Cost and expenses
Cost of sales		2,083,944		2,247,826		3,942,431		5,625,224
Amortization		657,870		913,578		2,054,223		2,053,353
Management fees and salaries		586,607		455,512		2,085,398		2,357,543
Professional & consulting fees		701,610		137,859		1,165,851		731,431
Travel		125,582		131,198		292,467		520,416
Investor relations and promotion & Shareholders' information		34,564		19,061		94,790		444,161
Office and general administrative		175,615		183,968		482,757		516,401
Transfer agent and regulatory fees		62,110		19,653		387,961		186,748
Royalty expense		109,306		37,229		236,909		115,573
General exploration and development		-		864,961		(21,480)		994,341
Stock-based compensation (note 7b)		39,053		214,508		1,215,317		659,539
Write down of equipment		-		(25,487)		-		-
		4,576,261		5,199,865		11,936,624		14,204,730
Other (income) expense
Interest income		7,865		(109,969)		(7,209)		(516,919)
Loss/(Gain) on disposal of asset		11,231		35,197		11,231		17,548
Foreign exchange loss/(gain)		(6,050)		16,431		(132,093)		57,669
		13,046		(58,341)		(128,071)		(441,702)

Profit/(Loss) and Comprehensive income/(loss) for the period		(2,175,116)		(2,998,732)		(6,630,802)		(6,514,011)

Basic and diluted Profit/(loss) per common share	$	- 0.0092	$	- 0.01	$	- 0.0275	$	- 0.03

Weighted average number of common shares outstanding		236,419,963		230,138,670		240,802,208		228,228,082

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit
Unaudited

	Three month period ended September 30		Nine month period ended Sept 30

(United States dollars)	2009	2008	2009	2008

Deficit
Beginning of the period	$48,538,122	47,034,332	44,082,436	43,519,052
(Profit)/Loss for the period	2,175,116	2,998,732	6,630,802	6,514,011
Deficit, end of the period	$50,713,238	50,033,063	50,713,238	50,033,063
	-		-
	-		-

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited

	Three Mths Ended	Three Mths Ended	Nine Mths Ended	Nine Mths Ended
	30 September	30 September	30 September	30 September
(United States dollars)	2009	2008	2009	2008

Operating activities :
Loss for the period	(2,175,116)	(3,028,104)	(6,630,802)	(6,632,737)
Items not affecting cash
Amortization	657,870	967,959	2,054,223	2,136,210
Write down of equipment	11,231	18,171	11,231	43,908
Loss on disposal of capital assets	-	-	(21,480)	-
Stock-based compensation expense	39,053	216,609	1,215,317	671,560
Accretion expense	26,631	16,616	79,894	46,002
Foreign exchange	(6,050)	71,424	(132,093)	75,988
Write-off of deferred transaction costs	-	915,767	-	915,767
Reclamation costs	-	(59,616)	68,627	(120,326)
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	1,295,362	139,299	211,871	(443,037)
Accounts payable and accrued liabilities	(188,045)	(1,213,096)	237,856	(64,972)
Inventory	(660,797)	(347,229)	(855,995)	(1,280,200)
Increase in Asset Retirement Obligation	-	555,718	-	555,718
Cash from/(used in) operating activities	(999,861)	(1,746,482)	(3,761,351)	(4,096,120)

Investing activities :
Deferred exploration and development costs, net	(60,910)	(2,421,599)	1,116,576	(7,993,254)
Acquisition of property, plant and equipment	(403,712)	(1,439,188)	(1,199,448)	(2,507,230)
Cash used in investing activities	(464,622)	(3,860,787)	(82,872)	(10,500,484)

Financing activities :
Capital lease payments	(87,375)	(133,773)	(298,640)	(536,494)
Shares Issued	-	-	2,848,639	-
Cash provided by financing activities	(87,375)	(133,773)	2,549,999	(536,494)

Increase/(decrease) in cash during the period	(1,551,858)	(5,741,042)	(1,294,224)	(15,133,097)

Cash - beginning of the period	4,610,018	17,389,091	4,161,735	26,656,146

Effect of foreign exchange rate changes on cash	418,605	(125,000)	609,254	-

Cash - end of the period	$3,476,765	$11,523,049	$3,476,765	$11,523,049

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Phuoc Son Gold Property did not commence commercial operations until the fourth quarter of 2009, while the Bong Mieu Gold Property has one operating mine and another mine that commenced commercial operations on April 1, 2009.  A significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These interim consolidated financial statements do not include all disclosure required under generally accepted accounting principles for annual financial statements.  The interim consolidated financial statements, however, follow the same accounting policies and methods of application as our most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with our annual consolidated financial statements.  These financial statements have not been reviewed by our external auditors.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the company changed its functional and reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.  Comparative figures have been converted to United States Dollars from Canadian Dollars using the following rates:

Exchange rate at December 31, 2008	0.8166
Average exchange rate during the quarter ended September 30, 2008	0.9903
Average exchange rate during the nine months ended September 30, 2008	0.9821

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (CICA) guidelines as of January 1, 2009:

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

On adopting section 3064, there was no effect on the financial statements of the company.

Mining Exploration Costs (EIC 174)
The Emerging Issues Committee of the CICA approved abstract EIC 174 “Mining  Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract and there was no impact on its financial statements as a result of applying this abstract.

Future Accounting Changes

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.
Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The above standards will become effective for the Company beginning on January 1, 2011. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash
Over 90 percent of the Company’s cash is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles and gold in circuit at the lower of cost or net realizable value.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash
Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

Long-term debt
Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	September 30 2009	December 31 2008	September 30 2009	December 31 2008
Bong Mieu	$3,219,595	$3,220,670	$10,498,974	$9,271,355
Phuoc Son(3)	4,993,450	4,995,064	13,642,813	16,108,987
Capcapo	-	-	-	753,656
OYM-VN	-	-	915	915
	8,213,045	8,215,734	24,142,702	26,134,913
Write Off (2)	-	-	-	(753,656)
Accumulated amortization (1)	(471,513)	(405,427)	(446,910)	(304,745)
Total	$7,741,532	$7,810,307	$23,695,792	$25,076,511

(1)	Accumulated amortization relates to the Bong Mieu Central Mine which commenced commercial production on October 1, 2006.
(2)
Write-off of $753,656 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $2,810,289 for the YTD 2009.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering thirty square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns twenty percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence.  The Company pays a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  In addition to the two percent royalty, the Company pays a three percent net smelter return royalty equal to three percent of the sales price when the gold is smelted in Vietnam.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The application for mining licence renewal which was submitted to the authorities in May 2009 which incorporated an extension of the trucking permit was granted in September 2009.  The license allows trucking of ore to the Bong Mieu Plant for processing until December 2010.

4. Asset Retirement Obligation

	Nine Mths Ended Sept 30 2009	Year Ended December 31 2008
Balance, beginning of the period	$1,159,905	$699,842
Liabilities incurred	68,627	402,036
Liabilities settled	(107,082)	(145,013)
Foreign exchange	6,276	160,046
Accretion	79,894	42,994
Balance, end of the period	1,207,620	1,159,905
Current portion	82,324	113,022
Non-current portion	$1,125,296	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,207,620 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,207,620 will be spent as follows: 2009 – $82,324; 2010 – $156,708; 2011 – $181,674; 2012 – $475,843; 2013 – $36,556; and 2014 and thereafter – $274,515.

5. Loan Facility

The Non-Revolving Debt Facility was repaid in full in 2007.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

6. Property, Plant & Equipment

	September 30, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$917,202	$552,161	$365,041	$884,337	$360,726	$523,611
Leasehold improvements	123,433	98,034	25,399	122,644	67,100	55,544
Machinery and equipment	9,188,680	3,666,515	5,522,165	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	974,742	688,127	286,615	1,030,1571	613,133	417,025
Vehicles	370,251	297,576	72,675	363,505	238,101	125,404
Infrastructure	4,434,121	1,590,351	2,843,770	3,313,310	1,043,317	2,269,993
Capital Assets in progress	1,664,522	-	1,664,522	3,505,070	-	3,505,070
	$17,672,951	$6,892,764	$10,780,187	$16,331,278	$4,655,202	$11,676,076

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

At September 30, 2009, the Company has no debt and a cash balance of $3,476,765 which exceeds the Company’s preferred minimum liquidity cushion.

Total managed capital as at September 30, 2009 was $46,567,123 [December 31, 2008 - $48,940,284].  The Company has no obligation to pay dividends on share capital.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year ended December 31, 2008 and the period ended September 30, 2009.

	Number of Shares	Amount $
Common shares, January 1, 2008	232,377,011	$88,860,318

Share Issue Costs	-	22,017
Bonus common shares issued	46,090	$22,166
Common shares, December 31, 2008	232,423,101	$88,904,501

Bonus common shares issued	784,480	$343,537
Private Placement (1)	16,216,216	$3,000,000
Common shares issued	52,734	3,375
Share issue costs (2)	-	$(154,736)
Common shares, September 30, 2009	249,476,531	$92,096,677

(1)	In May 2009 the company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.
(2)	Agents for the May 2009 private placement were paid a cash commission of 5% of the gross proceeds of the placement.

The following table shows movements in contributed surplus of the Company for year ended December 31, 2008 and the nine-month period ended September 30, 2009.

	September 30 2009	December 31 2008
Balance, beginning of the period	$6,631,296	$5,582,694
Options granted and vested during the period	1,215,317	949,795
Bonus common shares granted and vested during the period	-	109,362
Bonus common shares issued	(149,851)	(10,555)
Balance, end of the period	$7,696,762	$6,631,296

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the year ended December 31, 2008 and nine-month period ended September 30, 2009.

	September 30, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,589,184	0.52	17,592,334	0.53
Granted	20,755,560	0.12	4,121,850	0.42
Exercised	-	-	-	-
Cancelled/ Expired	(3,150,000)	0.43	(2,125,000)	0.42
Outstanding, end of the period	37,194,744	0.30	19,589,184	0.52
Options exercisable at the end of the period	23,827,534	0.40	14,041,284	0.52

The following table summarizes information about the stock options outstanding for the period ended September 30, 2009.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at Sept 30, 2009	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at Sept 30, 2009	Weighted Average Exercise Price $CAD
$0.12	20,755,560	4.26	0.12	10,069,584	0.12
$0.30 - 0.36	3,530,000	1.10	0.32	3,530,000	0.33
$0.40 - 0.45	4,350,184	2.22	0.40	1,835,617	0.41
$0.50 - 0.55	459,000	1.48	0.52	459,000	0.53
$0.60 - 0.65	3,850,000	2.85	0.65	3,683,333	0.65
$0.75	4,250,000	2.51	0.75	4,250,000	0.75
	37,194,744		0.40	23,827,534	0.40

During the nine-month period ended September 30, 2009, 10,069,584 options were issued and valued for accounting purposes, at $977,557.  These options have an exercise price of CAD$0.12.  At September 30, 2009 10,685,976 options that were granted but not available to be issued have been recorded as a liability in the Balance Sheet - $354,954 and will be re-measured to fair value at the time they are issued.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP)

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the nine-month period ended September 30, 2009 is $1,215,317 [2008 - $826,793].

c) Warrants

The following table shows movements in number of warrants of the Company for the year ended December 31, 2008 and the nine-month period ended September 30, 2009.

	September 30, 2009		December 31, 2008
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,554,716	0.80	21,344,716	0.78
Granted	-	-	-
Exercised	-	-	-
Expired[1]	19,554,716	0.80	(1,790,000)	0.58
Outstanding, end of the period	-	-	19,554,716	0.80
1.  The warrants that expired related to the March 31, 2006 private placement.

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the nine-month period ended September 30, 2009 was nil [2008 - $106,660].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  Total DSUs granted as at September 30, 2009 were 949,428 units.  482,760 DSUs were granted during the nine month period ended September 30, 2009.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $241,643 as at September 30, 2009.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

Compensation expense related to this plan for the nine month period ended September 30, 2009 was $213,062.

8. Related Party Transactions

The Company entered into the following related party transactions:

	Three month period ended Sept 30		Nine month period ended Sept 30
	2009	2008	2009	2008
Consulting and legal fees	$35,009	$8,090	$90,632	$64,837
Management fees	$259,813	$183,508	$690,948	$692,215
Reimbursed expenses	$83,226	$59,218	$162,375	$279,496
Royalties (Zedex)	$37,569	$36,102	$94,447	$115,573

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and  2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at open market rates for this office space.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

9. Commitments and Contractual Obligations

As at September 30, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	271,576	271,576	-	-	-	-
Operating leases	583,295	50,669	120,846	114,312	114,312	183,156
Purchase obligations - supplies & services	3,257,233	3,060,506	196,727	-	-	-
Purchase obligations - capital	-	-	-	-	-	-
Asset retirement obligations	1,207,619	82,324	156,708	181,674	475,843	311,070
Total	5,319,723	3,465,075	474,281	295,986	590,155	494,226

10. Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the third quarter of 2009 the company sold gold at the weighted average price of US$959.

A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net earnings by approximately $451,500 in 2009.

Foreign exchange risk

Note: Effective from January 1, 2009 the company has changed its reporting currency from the Canadian dollar to the US dollar and all of its revenue and the majority of its expenditures are transacted in US dollars.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

There were no derivative instruments related to interest rates outstanding as at September 30, 2009 and September 30, 2008.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment. The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at September 30, 2009, the Company was holding cash and cash equivalents of $3,476,765.  Over 95 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	Sept 30, 2009	December 31, 2008
Total minimum lease payment	$271,576	$570,216
Less: current portion	(271,576)	(570,216)
	$-	$-

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

12. Inventory

	Sept 30, 2009	December 31, 2008
Doré Bars	$411,531	$155,518
Ore in stockpiles	906,288	311,371
Gold in circuit	81,562	174,375
Mine operating supplies	2,526,976	2,429,098
Total	$3,926,357	$3,070,362

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

15. Events After The Balance Sheet Date

After September 30, 2009 the following events have occurred:
•	The Company commenced commercial production of ore from the Phuoc Son Gold Property.
•	The Company has announced its intention to affect an amalgamation with Zedex Minerals Limited a New Zealand Company with mineral interests in Malaysia, Vietnam and Australia.

END OF NOTES TO FINANCIAL STATEMENTS